Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

May 14, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	Erin Donahue

Re:	Erayak Power Solution Group Inc. Registration Statement on Form F-3 (File No. 333-278347) Request for Acceleration of Effectiveness

Dear Ms. Donahue:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Erayak Power Solution Group Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on May 16, 2024, or as soon thereafter as practicable.

Very truly yours,

Erayak Power Solution Group Inc.

By:	/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer